Room 4561

October 27, 2006

Carlos Augusto Lira Aguiar
Chief Executive Officer
Aracruz Celulose S.A.
Av. Brigadeiro Faria Lima, 2277, 4th Floor
01452-000 São Paulo, SP, Brazil

      Re: **Aracruz Celulose S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed June 19, 2006
              Form 6-K
              Filed January 28, April 13, and July 10, 2006
              File no. 001-11005

Dear Mr. Aguiar:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

              Very truly yours,

              Kathleen Collins